

July 10, 2015

Via E-mail
Mr. Gil Kotler
Chief Financial Officer
Gazit-Globe Ltd.
1 Hashalom Rd.
Tel-Aviv 67892, Israel

> **Re:** **Gazit-Globe Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 22, 2015**
> **File No. 001-35378**

Dear Mr. Kotler:

We have reviewed your June 26, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2015 letter.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations

Year ended December 31, 2014 compared to year ended December 31, 2013

Taxes on income, page 56

1. We note your response to prior comment 3. It is unclear how the tax losses of the Company and your subsidiary in 2014 result in a NIS 195 million increase to 2014 tax expense, please advise. Additionally, please clarify to us if the increase in expense results from the reversal of previously overestimated deferred tax assets in prior periods.

Notes to Consolidated Financial Statements

2. We note your response to prior comment 5. Please tell us how you have complied with the disclosure requirements of paragraphs 20-22 of IFRS 12, or tell us how you determined it was not necessary to provide this disclosure for the entity you have determined meets the definition of Joint Operations. If you determined this entity is not material, please tell us how you made that determination. If you determined this entity is material, please tell us how you determined it is a Joint Operation. Please refer to IFRS 11.

3. We note your response to prior comment 6. For your Pre-Tax Income Test, please clarify how you derived the numerator and denominator. For your denominator, your response should begin with the line item 'Income before taxes on income' from your Consolidated Statements of Income and then include additional adjustments, as applicable. For the numerator, if possible, please reconcile this item to amounts disclosed within your financial statements, and then include additional adjustments, as applicable.

      You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

      Sincerely,

      /s/ Jennifer Monick

      Jennifer Monick
      Accountant